KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taseko Mines Limited

We consent to the use of:

  our report dated February 19, 2025 on the consolidated financial statements of Taseko Mines Limited (the "Entity") which comprise the consolidated balance sheets as of December 31, 2024 and December 31, 2023, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and our report dated February 19, 2025 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-271142) on Form F-10/A, and (No. 333-276442) on Form S-8  of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

March 28, 2025

Vancouver, Canada

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.  KPMG Canada provides services to KPMG LLP.